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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 2)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER

             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
    ------------------------------------------------------------------------
                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
    ------------------------------------------------------------------------
              (Translation of Subject Company's name into English)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
           (each representing the right to receive 7 Class D shares of common stock of Compania Anonima Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)

    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204421101

    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Armando Yanes, Chief Financial Officer
            Compania Anonima Nacional Telefonos de Venezuela (CANTV)
                               Avenida Libertador
                      Centro Nacional de Telecomunicaciones
                          Nuevo Edificio Administrativo
                          Piso.1, Apartado Postal 1226
                             Caracas, Venezuela 1010
                          Telephone: (58) 212-500-6800

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      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

             Robert W. Mullen, Jr., Esq. and Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000
                            Facsimile: (212) 530-5219

            [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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            This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed with the SEC on October 2, 2001 and as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), related to the tender offer by AES Comunicaciones de Venezuela, C.A., company organized under the laws of Venezuela, which is jointly owned by The AES Corporation and AES's 87% owned subsidiary, Corporacion EDC, C.A., upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001, and the related letter of transmittal, pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

            Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

            On October 3, 2001, the Company posted on its website a summary of a speech Gustavo Roosen, President of the Company, gave to Company employees, stating the reasons for the Board's rejection of the Offers and announcing that the Board would meet to analyze various potential responses to the Offers, including, among other things, possible payment of an extraordinary dividend, share repurchases and the extension of a redistribution plan of the Class C Shares. An excerpt from the website containing the summary is filed as Exhibit
(a)(5) to the Schedule 14D-9 and is incorporated herein by reference.

            On October 5, 2001, the Company issued a press release announcing that its Board will hold a meeting on October 7, 2001 to authorize the calling of a special shareholder meeting for the purposes of authorizing an extraordinary dividend and a share repurchase program. In a meeting yesterday, the Board agreed to maintain the transfer procedures for its Class C Shares. A copy of the press release is filed as Exhibit (a)(6) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

            Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit (a)(5) Excerpt from Company website, posted October 3, 2001.

Exhibit (a)(6) Press release issued by the Company, dated October 5, 2001.


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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   COMPANIA ANONIMA
                                   NACIONAL TELEFONOS DE
                                   VENEZUELA (CANTV)


                                   By: /S/ GUSTAVO ROOSEN
                                       ------------------
                                   Name:  Gustavo Roosen
                                   Title:    President, Chairman and Chief
                                   Executive Officer


Dated:  October 5, 2001